Equity Crowdfunding Business Plan


STARWALKER INDUSTRIES
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Table of Contents

A Message from the Founder



David M. Walker, Esq.

Thank you for reading our business plan. This is our plan to change bottled water production and recycling in the black community.

I am a business attorney that works exclusively for start-up and small business owners to help them start a business, buy a business, sell a business and to raise capital. I love working with entrepreneurs and have been doing so since 1998. Before I became a business attorney, I graduated with a Bachelor of Science in Mechanical Engineering degree from the University of Michigan in 1995.

Ever since I walked into my first bottled water plant with a client, I have been on a mission to build an efficient bottled water production and recycling facility for black communities. Now is the time, and StarWalker Industries is looking for investors to start this journey with us.

David M. Walker, Esq.
Chief Executive Officer
StarWalker Industries
Founded 2014

A CASE STUDY IN CROWDFUNDING

GREEN BAY PACKERS:

"In many ways, crowdfunding is comparable to people's investment in sports teams. People get invested in sports because it promotes a feeling of camaraderie, a feeling that is duplicated in many ways in the crowdfunding space."

"Since its founding in 1923, the Green Bay Packers have been owned by the public. But the stock has become more than a source of pride amongst people in Green Bay. In 1997 and 2011 the Packers had stock offerings which quickly sold out. The franchise used that money to make improvements to Lambeau Field, one of the most storied football stadiums in the NFL."

"So why are people buying the stock? Simply put, it is cool to own an NFL team. The money doesn't really matter. It also won't come as much of a surprise to learn that the Green Bay investors were mostly concentrated in one geographical area: Green Bay, Wisconsin. The local support for the local football team is just another example of how all investors like to invest locally – especially if there's a chance for a **Super Bowl trophy**."

- *Equity Crowdfunding – Transforming Customers into Loyal Owners,*
  Jonathan Frutkin, 2013

I. What does StarWalker Industries do?

StarWalker Industries (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.

1. Purpose.

StarWalker Industries, Inc. (SWI) purpose is to reduce the amount of plastic being dumped in landfills and to build a sustainable closed-loop bottled water recycling plant. SWI believes water should be bottled, consumed, and recycled in local communities. We have developed a system that manufactures, distributes, and recycles locally sourced bottled water cleanly and safely.

SWI's founder David M. Walker, Esq., is an engineer and business attorney who discovered a way to use manufacturing technology to provide localized bottled water by building a highly efficient, micro bottled water plant that helps to reduce the planet's carbon footprint. Furthermore, Mr. Walker believes if citizens are incentivized to return SWI's proprietary BottleOne 100% recyclable plastic water bottles, then the community creates a closed loop bottled water recycling system and controls their water resource.

SWI is seeking crowdfunding investors to: (i) build a StarWalker System in Atlanta, Georgia by Spring 2022; and (ii) increase the growth of its current bottled water brands.

1.1 The four (4) driving factors for the building of our StarWalker System are:

(1) the cost efficiency of proprietary water bottling technology
(2) the increasing consumption and need for bottled water
(3) the trend for local initiatives by local citizens
(4) establishing a manufacturing commitment to closed-loop recycling

1.1.1 Cost Effective Proprietary Technology.

SWI partnered with world renowned engineers to develop a state-of-the-art, efficient bottling water plant that will produce 32 million 96oz 100% recyclable bottles per year. This capacity will be enough to supply about 40,000 households annually. The micro bottling plant is being built using a small 50,000 sq ft footprint with proprietary bottling process to produce our proprietary BottleOne bottle that are 100% recyclable PET1 - the highest quality of recyclable plastic. SWI will also pay a 25¢ bottle return as a cash incentive for the local residents to return our BottleOne bottles to our closed loop recycling facility. **These projections are not guaranteed*

1.1.2 Increased Bottled Water Consumption.

In 2016, bottled water passed carbonated beverages in consumption per person. Purified water, which is made through the process of reverse osmosis of municipal water, is the top selling water type and is mostly done under private label production. The need for bottled water is constantly increasing and the supply must also increase to match its demand.

Due to the increase in demand, SWI needs its own water bottling plant to increase the reach of its current brands and remain competitive in the local distribution market. Without a plant, SWI must rely on co-packers for inventory and growth. A new plant will allow SWI to competitively bid on Request For Proposals (RFP) as a minority-owner water bottling company.

1.1.3 Local Initiatives by Local Citizens.

SWI believes bottled water will go the way of craft beer. Once the public understands that the process of filtering municipal water through reverse osmosis can be done anywhere, they will conclude that it makes sense to produce bottled water locally – no different than craft beer. Once citizens have a clean, safe, and reliable bottled water facility in their community, they will (i) see the immediate cost savings; and (ii) appreciate the value in receiving cash incentives for returning our 100% recyclable BottleOne bottles.

In fact, on February 15, 2021, the City Council for the City of Atlanta passed a resolution to explore the feasibility of building its own bottled water plant.

https://www.ajc.com/news/atlanta-news/atlanta-considers-creating-its-own-bottling-business-to-employ-water-boys/C2PUJM4NU5FWJB7A4G6GWIPJZA/

1.1.4 Manufacturing Commitment to Closed-Loop Recycling.

As part of the initiative to produce a 96oz (¾ Gallon) drinking water bottle for local communities, we have an opportunity to install an unprecedented, sustainable closed-loop recycling systems for local-residents. This closed-loop process consists of a 25¢ return as a cash incentive for the return of our BottleOne bottles. This process ensures the collection of "clean" (not from the curbside, mixed stream) PET1 recyclate for use in the manufacturing of preforms (plastic that is blown out and filled with water). "Clean" 100% recyclable (RPET) commands a market premium and can be sold to other producers to cover recycling costs for our bottles.

2. History.

Formed in 2014, SWI began on the principle that bottled water can be produced in an eco-friendly way if the bottling is done in a trustworthy manner. Since that time, SWI has grown its bottled water distribution sales and strategically positioned itself to build a state-of-the-art manufacturing plants and recycling center.

2.1 Beginning.

STARWALKER™ INDUSTRIES

Our founder began his journey by spending time with bottled water manufacturers to understand the business. Understanding that bottled water manufacturing cannot exist without distribution, our founder entered into a series of co-packing arrangements with bottled water manufacturers beginning in 2015. Since that time, SWI has established two (2) national brands: Positivity Alkaline Water® and Integrity® Purified and Spring Water.

2.2 Present.

SWI offers numerous bottled water types and sizes to national distributors in truckload quantities. In addition, SWI sells its own branded water. Positivity Alkaline Water® is pH 9.5+ water in a Grab-N-Go 700mL bottled with a sports cap. Integrity® Purified Water and Integrity® Spring Water is sold in 500mL bottles with 24 in a pack.

To date, SWI has sold over 500,000 cases of water. Selling water is not easy, especially selling truckload orders. Ultimately, bottled water is manufactured and shipped directly to the distributor customer, but the margins are slim. To be more competitive and control its own brands and inventory by using cost controlling as a prime feature of manufacturing, SWI needs to build its own bottled water plant.

2.3 Future.

Under the tradename StarWalker Systems, SWI is working with bottled water engineers in building a closed-looped, micro bottled water plant to produce 100% recyclable bottled water locally and offer incentivized reverse vending (cash) to collect the bottles. The returned bottles will be put through a grinder and melted into plastic pellets to one day make another water bottle. All of the collection process will be done on a local level by the local community.

3. Management.

3.1 Culture.

SWI's culture is based on our two brands: Integrity and Positivity.











Integrity comes in many forms, but the most important are the traits expected in the workplace: dependability, honesty, loyalty, and good judgment. Integrity is of utmost importance as it fosters a positive workplace culture for open communication, sound decision making, provides a strong moral compass to guide all decisions, actions, and reactions.

A positive attitude helps management and staff to cope more easily with the daily affairs of life. It brings optimism, eliminates negative thinking, and makes it easier to avoid worrying. SWI believes when our team adopts positivity as a way of life, it brings constructive changes into their life, makes them happier, brighter, and more successful. We know work can get hectic, but we remind that keeping a positive mindset helps to bring balance to the workflow. The ability to take a deep breath, collect your thoughts, and calmly execute is key to the company's success, growth, and longevity.

3.2 Executive Team.


Executive Team
Chief Executive Officer
David M. Walker
Legal Counsel
Bernard Coleman
Chief Financial Officer
Andrew Levy
Chief Marketing Officer
Char Ross
Chief Logistics Officer
Jada Collins
Chief Engineer
Gregory Kershner

3.2.1. Chief Executive Officer.



David M. Walker, Esq., Chief Executive Officer, is a practicing business attorney since 1998, and formed his own firm, Law Offices of David M. Walker, Esq. LLC, in November 2008. From January 2007 until launching his law firm, Mr. Walker served as legal counsel to Handprint Strategy Group, LLC, a professional consulting firm offering services in corporate strategic planning, government relations and real estate development.

Before going into private practice in 2008, Mr. Walker served as Corporate Counsel for Celsia Technologies, Inc., a publicly traded company that specializes in the use of nanotechnology to cool electronic components, from August 2005 to January 2007. At Celsia, he managed all legal affairs, including (i) advising executive management and the board of directors on critical legal and business issues, (ii) negotiating and preparing licensing and manufacturing agreements, (iii) managing the international patent portfolio, (iv) coordinating the issuance of shares and options under the employee stock option plan, (v) compliance with SEC filings, (vi) maintaining corporate governance in accordance with Sarbanes-Oxley, (vii) reviewing press releases and

shareholder correspondence, and (viii) supervising outside law firms in the US, United Kingdom, and South Korea.

Prior to Celsia, Mr. Walker was President and Corporate Counsel for Hansen Gray & Company, Inc., a venture capital firm in Atlanta, GA focused on hi-tech investments, from July 2004 to August 2005 where he was responsible for all critical business decisions and all legal matters, including (i) reducing the legal budget, (ii) preparing investor presentation materials and private placement memorandums, (iii) preparing due diligence data rooms for corporate investments, (iv) negotiating preferred equity and mezzanine financing term sheets and execution documents, and (v) managing the day to day operations of the Company.

As President of Hansen Gray, he was instrumental in structuring a transaction in which Celsia raised over $20 million in preferred private equity and became a US public company through a reverse merger with its United Kingdom parent.

From 1998 to 2004, Mr. Walker was a corporate attorney for Bodman LLP in Detroit, Michigan, where he was involved in general corporate legal matters including mergers, acquisitions, divestitures, financing transactions, negotiating, and drafting contracts, and private placements of securities.



Mr. Walker is also an NFL contract advisor (agent) certified by the National Football League Players Association in October 2018.

He served as board member of Wesley International Academy, Atlanta, Georgia from 2009 to 2016. Wesley International Academy is an accredited International Baccalaureate (IB) World Programme School, serving more than 750 students. Students receive daily lessons in Mandarin Chinese and select middle school students experience a summer immersion program at Nanjing University in Nanjing, China.

Mr. Walker received a Bachelor of Science in Mechanical Engineering from the University of Michigan and his Juris Doctorate from the University of Detroit-

Mercy School of Law. He is licensed to practice law in the states of Georgia and Michigan. He is married to Cheryl Walker, and has four (4) daughters, the oldest of which attends Stanford University.

3.2.2. Chief Engineer.



Greg Kershner is an entrepreneur and owner of Inter-Tech, Ltd. (ITL), an engineering firm specializing in providing manufacturing solutions for the food and beverage industries.

With over 30 years of experience, Mr. Kershner and his firm have been involved in the design, development, and installation of over 1,500 projects throughout the world. From design and installation of new production facilities to modifications within existing plants, the ITL team delivers innovative, efficient, and cost-effective solutions.

ITL's unique cost model and experience capturing hidden costs, differentiates InterTech from any other firm in the industry. ITL has a long history of producing efficient production facilities, incorporating future growth plans, and providing substantial cost reductions.

Mr. Kershner has served as a fundraising board member to Children's Healthcare of Atlanta and continues to support this organization in various roles. He remains active within his children's schools having served in various executive positions within the Parent Teachers Association. He is active within his church and served as a children's leader at Bible Study Fellowship for over fifteen years.

Greg received a Bachelor of Science in Mechanical Engineering from the Georgia Institute of Technology. While at Georgia Tech, Greg participated in the co-operative program working as a student engineer with Proctor and Gamble.

3.2.3. Legal Counsel.



A cum laude graduate of Harvard College and graduate of the University of Virginia School of Law, Attorney Bernard H. Coleman, Jr. has practiced 17 years with some of Atlanta's top law firms, including as a Partner in the Corporate and Securities Practice Groups of Morris, Manning & Martin and Womble Carlyle Sandridge & Rice. where he served as legal counsel to entrepreneurs and fast-growth middle market companies in a variety of industries including, manufacturing and distribution, technology, franchising, personal care, staffing, hospitality, and entertainment.

In 2013, Attorney Coleman decided to branch out to create The Coleman Law Firm so that he could better serve a wider range of entrepreneurs and growth companies in advising them through every aspect of organizing, financing, growing, acquiring and selling a business, including, corporate finance (start-up, crowdfunding, venture capital and debt financing), complex state and federal regulatory issues relating to state and federal securities laws and corporate governance matters. Attorney Coleman has closed business transactions for clients totaling over $1 Billion Dollars during the course of his legal career.

3.2.4. Chief Financial Officer.



Andrew Levy has been the Chief Financial Officer and Controller for numerous small and medium-sized businesses in manufacturing/distribution, service, and technology industries for the past 22 years. He formed RockRidge Financial Services, LLC, a business advisory and public accounting firm in 2006 to cater to the accounting/finance/tax needs of his client companies.

Mr. Levy has years of experience in working in the financial services industry with SunTrust Banks, Inc., in the credit and internal audit divisions of the bank. Mr. Levy has sat on Advisory Boards for both profit and not for profit companies as well as on the Strategic Advisory Board of PayPal.

Mr. Levy's experience is not only in determining the proper financial structure of a complex transaction, but in working with the investor community and lenders to best manage the expectations and working relationships with all parties. Operationally, Mr. Levy has developed, implemented, and improved accounting systems for his client companies as well as installed proper financial and operational controls to best manage the business.

Mr. Levy received his Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, and his Master of Business Administration from the University of Connecticut in Accounting and Finance. Andrew is a certified public accountant and certified bank auditor. He is a current member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

3.2.5. Chief Marketing Officer.



Char Ross, Chief Marketing Officer, is the founder of iBrand & Design, a division of it's By DeZign LLC, a graphic design and branding company located in Atlanta GA. Early in her career, Ms. Ross worked for a New York based advertising & marketing agency handling national accounts such as McDonald's.

After relocating to the South, she held several corporate positions working for Bank Atlantic, Georgia Pacific, First Data Corporation, Arthur Andersen and Resolution Trust Corporation as a Business Systems and Financial Analyst over for over 2 decades. Ms. Ross was instrumental in creating workflow automation and writing computer programs using C++, Java, and Lotus Notes to streamline team collaboration and financial reconciliation.

In 2001, she realized her true calling was her childhood passion of designing and creating visuals. The transition from analyst to brand strategist was quite natural as it tied her twin abilities together in creating dynamic visual brand identities and seamlessly producing collateral to increase client's brand equity.

Her role at SWI perfectly fits her passion as an entrepreneur, expertise in manufactured products and creative instincts to expand, maintain and grow the company.

3.2.6. Chief Logistics Officer.


POSITIVITY
People

Jada Collins, Chief Logistics Office, is a forward-thinking team player, having earned a Bachelor's in Mass Communication with a focus in Strategic Communication and a minor in International Studies. Due to her Strategic Communication background, Ms. Collins takes pride in her keen attention to detail, sound decision making and interpersonal skills. Ms. Collins' ultimate goal is to utilize her customer service and organizational skills, leadership ability, verbal communication proficiency, and professional writing experience to work as part of a collaborative team that fosters and maintains an expectation of excellence in service to its clients.

4. Corporate Structure.

4.1 Headquarters.

StarWalker Industries, Inc. is headquartered at 120 Interstate North Parkway, Suite 100, Atlanta, Georgia, 30339. Our warehouse is located at the same street address in the rear of the building - dock #105.


100






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4.2 Legal Structure and Capitalization.

StarWalker Industries, Inc., a Delaware corporation (SWI), is the wholly owned parent of Positivity Alkaline Water, LLC, a Georgia limited liability company (PAW). PAW adopted the Positivity Alkaline Water 2020 Unit Option Plan and granted options under such plan, which are vested but not exercised. SWI is registered as foreign limited liability company in Georgia and maintains a City of Atlanta business license. David M. Walker, Esq. is the sole shareholder of SWI.

4.3 Minority Certification.

SWI is certified by the Georgia Minority Development Council (GMSDC) as a minority business. SWI is proud of its minority designation and supports black business owners. As a business attorney, our founder, David M. Walker, works to encourage all black Atlanta entrepreneurs to join GMSDC to access other black business owners and increase their circle of influence.

SWI believes black people will:

- invest in their own communities,
- build their own bottled water plants,
- buy their own products,
- drink their own bottled water,
- and return their own plastic bottles.

SWI is creating a closed-loop recycling process, by black people, that will positively change the planet. Now is the time to support the production and recycling of local bottled water in the black community.

5. Financial History.

5.1 Reviewed Financial Statements.

{Reviewed Financial Statements for the last 2 years will be posted on the Wefunder.com website}

5.2 Tax Status.

SWI is taxed as a C-Corporation and its calendar year ends December 31.

5.3 Financing History.

Since its formation, SWI has borrowed and repaid five (5) account receivable loans with four (4) different lenders.

Lender	Amount	Loan Date	Loan Payoff
Swift Capital	$25,000	8/4/2016	3/23/2017
Swift Capital	$25,000	3/23/2017	11/2/2017
LoanBuilder	$42,000	11/2/2017	11/2/2018
QuickBooks	$22,000	7/10/2019	1/10/2020
STIM Investments	$15,000	2/17/2020	8/1/2020

In addition, SWI has credit terms with three (3) manufacturers, and two (2) national freight companies.

6. Charitable Contributions.

SWI donates bottled water to each of the following charities: Atlanta Business League; Georgia Minority Supplier Development Council (GMSDC); Russell Center for Innovation and Entrepreneurship; The Atlanta Track Team (Dr. Kendra Taylor); Sisters By Choice - Fight Against Breast Cancer 5K Pink Ribbon Run/Walk; and American Cancer Society - Relay for Life.

Once a quarter, SWI offers local Atlanta residents and businesses free bottled water cases.


Positivity Alkaline Water
FREE
Case Giveaway
120 Interstate North Pkwy SE,
Atlanta, Georgia 30369
REAR DOCK #105

II. Why has StarWalker Industries been successful in the bottled water business?

StarWalker Industries is owned by a black business attorney and engineer who leads a team of positive people that brands bottled water and sells it by the truckload. SWI desires to expand its brands by building a closed-loop bottled water plant that collects its 100% Recyclable plastic bottles.

7. Bottled Water Market.

7.1 Research.

As predicted by Beverage Marketing Corporation in 2015, bottled water passed carbonated beverages in consumption per capita and became #1 in the beverage category. Purified water is now the top selling type of water and is mostly sold through private label brands. See Section 10.2.2.

2015 Beverage Marketing Corporation Projection



Projections
The timeline for bottled water to become the #1 beverage category continues to contract, with late 2016 or early 2017 becoming a target date
With today's updated projections, bottled water (including flavored and enhanced water) could capture the top spot by 2016
The timeline for plain water to capture the top spot could happen by 2016 year-end
Projected Water & CSD Growth
Millions of Gallons
2009 – 2019P
CSDs
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2009
2010
2011
2012
2013
2014
2015P
2016P
2017P
2018P
2019P
Flavored Water
Enhanced Water
CSDs: -1.1% CAGR
Premium Retail PET Waters
Bulk, HOD, Vended, Sparkling, Imported Waters

2019 Beverage Marketing Corporation Reality


SLIDES
The Shifting Beverage Landscape
Bottled water became the leading beverage catetgory in the U.S. on a volume basis in 2016, surpassing CSDs and widened its volume gap subsequently
• As CSDs continue to decline and bottled water continues to grow, the gap between the two categories is only likely to widen even more
• On a dollar basis, CSDs continue to be larger than bottled water, however
Projected Water & CSD Growth
Millions of Gallons
2013 – 2023P
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2013
2014
2015
2016P
2017
2018p
2019P
2020P
2021P
2022P
2023P
Flavored Water
Enhanced Water
CSDs
10-Yr CAGR: -0.7%
Premium Retail PET Waters
Bulk, HOD, Vended, Sparkling, Imported Waters
p: Preliminary; P: Projected
Source: Beverage Marketing Corporation
-27-
Copyright © 2018 Beverage Marketing Corp.

To capture the momentum in bottled water, SWI plans to build a state-of-the-art micro-bottled water plants beginning in 2022 (“StarWalker System”). Currently, SWI has a co-packing agreement with a bottled water manufacturer with 11 plants throughout the United States. SWI brands and sells water bottled by our co-packer partners by the truckload to distributors and large box stores. Our plans are to build a bottled water micro-plant in Atlanta that will efficiently generate 32M 96oz bottles serving over 200,000 families per year.

7.2 Competitors.

Our purified bottled water competitors are Nestle (Deer Park), Niagara, Coca-Cola (Dasani), and Pepsi (Aquafina). In the alkaline water category, our competitors are Essentia, Eternal, Evian, and AquaHydrate.

8. StarWalker Distribution.

8.1 History.

Before SWI designed the micro-bottled water plant to resolve the recycling problem, we developed our StarWalker Distribution (SWD) division to better understand the distribution process and customer service best practices. Our Distribution division consists of two (2) brands, Positivity Alkaline Water®, and Integrity® Purified and Spring Water that use micro-filtration and reverse osmosis in eco-friendly and BPA free bottles.

Our combined brands have averaged over USD $250,000 in annual revenue over the last three (3) years. As a result, SWI has developed solid relationships with bottled water manufacturers, distributors, and freight carriers which strengthened our capacity and delivery time on national truckload orders. SWI is proud to be the only bottled water company whose brands are associated with a state of being or mindset.



DJ Envy, The Breakfast Club


$1.69

CitiTrends

8.2 Products.

Since 2014, SWI has developed two brands of water: Positivity Alkaline Water® & Integrity® Purified and Spring Water; both are registered trademarks.

www.PositivityWater.com

www.IntegrityBottledWater.com



8.2.1 Positivity Alkaline Water.


#ThinkPositive
#DrinkPositivity
POSITIVITY
ALKALINE WATER
pH 9.5+

8.2.1.1 Background.

Positivity Alkaline Water® (PAW) is a pH 9.5+ alkaline water in a Grab-N-Go 700mL bottle with sports cap in a 15-pack case that is distributed mostly in Atlanta, Texas, New York, and New Jersey. Alkaline water is a fast-growing industry with a low risk factor and great profit margin for food trucks, grocers, hospitality venues and other retailers. Positivity Alkaline Water® allows consumers to enjoy the refreshing taste of purified water infused with electrolytes for positively ***GREAT TASTE***.




Think Positive.
Drink Positivity.


Neutral
Good Health
9.5+
High pH
7
8
9
10
POSITIVITY
ALKALINE WATER

8.2.1.2 Mission.

The Positivity Alkaline Water® brand's mission is to ***Provide Positivity to Positive People*** by exhibiting our core values of positivity, integrity, communication, courage, passion, selflessness, innovation, and inclusion all geared towards making a cultural impact with the people we contact.

8.2.1.3 Target Market.



Our primary target market are water consumers that are looking for the benefits of alkaline water and enjoy an on-the-go sports bottle. Currently, we primarily supply our 15-pack case direct to consumers through CitiTrends, Atlanta Airport, Omni Hotel at CNN Center, and on-line orders using the Shopify ecommerce platform. Our desired markets are national distributors, convenience and box stores throughout the United States, Canada & Mexico. Additionally, because of the high pH 9.5+ alkaline level, partnerships with natural and health food stores will allow us to saturate health-conscious consumers who enjoy a healthy, active lifestyle and understand the benefits of an alkaline diet.

8.2.1.4 Target Audience.

Our target audience is the same people that influenced the brand: African Americans with an average age of 25 – 54. People who are into health, fitness and battling illnesses are looking to have a more alkaline diet which is enhanced by adding our pH 9.5+ alkaline water. From sports moms, casual sports enthusiast, little league coaches to professional athletes and coaches, whether before, after and during intensive workouts, everyone is looking to maintain maximum hydration. Sports teams and players are drawn to the packaging and ease of consumption with the grab-n-go bottle with sports cap.


People who drink
Positivity Alkaline Water
are looking to achieve:
Hydration
Increased Body pH
Higher Energy Levels
Digestive Health
Detoxification
Weight Loss
Cholesterol Reduction
positivity ALKALINE WATER
positivity ALKALINE WATER
pH 9.5+
ALKALINE WATER

8.2.2 Integrity Purified & Spring Water.

www.integritybottledwater.com


Integrity
Water
PURIFIED WATER
CHOOSE INTEGRITY

8.2.2.1 Background.

Integrity® is purified and spring water bottled in .5L/ 24-pack case and is distributed mostly in the Midwest and Southeast United States.


Integrity
Water

8.2.2.2 Mission.

Integrity®'s mission is to promote active and healthy lifestyles. Integrity® was established on the principle that bottled water can be produced in an eco-friendly way if the bottling is done in a trustworthy manner.


If integrity could be bottled, it would look like water.
If it could be consumed, it would taste like water.
Pure. Essential. Good. Integrity is the choice that makes
you feel good and that you can feel good about.
For your active, healthy lifestyle… Choose Integrity!
~David M. Walker, President

8.2.2.3 Sales Sheet


For your active, healthy lifestyle...
CHOOSE INTEGRITY
Integrity Water
16.9 OZ 24 PACK
PURIFIED WATER
CASE SPECS
Case Weight 27.7 lbs
Case Length 14.0”
Case Width 11.6”
Case Height 8.0”
Case Cube 0.752 c
PALLET SPECS
TI CS / layer 14 count
HI # Layers 6 count
Cases Per Pallet 84 count
Pallet Length 49.7”
Pallet Width 42.1”
Pallet Height 51.8”
Pallet Cube 62.723 c
TRUCK LOAD SPECS
Cases Per Truck 1,596 count
Pallets Per Truck 19 count
StarWalker Industries LLC
If integrity could be bottled,
it would look like water.
If it could be consumed,
it would taste like water.
Pure. Essential. Good.
Integrity is the choice
that makes you feel good and
that you can feel good about.
Integrity Water
PURIFIED WATER
.5 LITER (16.9 FL OZ)
PURIFIED WATER
CHOOSE INTEGRITY
ORDER NOW (404) 817-8704
www.StarWalkerIndustries.com
For pricing information email:
sales@StarWalkerIndustries.com

8.3 Available Products.

Below is a list of products StarWalker Distribution sells:





Brand	Product Description	Bottle Size	Pack size	Case Weight / Cases Per Pallet	Cases / Truck & Pallets / Truck
Positivity Alkaline Water	Alkaline pH 9.5 Sports Cap	700mL	15	24.54/68-pallet	1,768/26 pallets
Integrity Purified Water	Purified 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
Integrity Spring Water	Spring 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Natures Crystal	Spring 16.9oz	0.50 L	24	27.7/84-pallet	1,596/19-pallets
MF-Natures Crystal	Spring 10oz	10oz	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified 10oz	10oz	24	27.7/84-pallet	1,596/19-pallets
MF-Glacier Clear	Purified Vending 20oz	20oz	24	32.70/60-pallet	1,320/22 pallets
MF-Glacier Clear	Purified 20oz	20oz	28	37.30/54-pallet	1,234/21 pallets
MF-Glacier Clear	Purified 1L	1L	15	35.1/65-pallet	1,235/19 pallets
MF-Glacier Clear	Distilled Gallon	1 Gallon	3	26.3/56-pallet	1,624/29-pallets
MF-Glacier Clear	Purified or Spring Gallon	1 Gallon	3	26.3/56-pallet	1,624/29-pallets


positivity
ALKALINE WATER



8.4 Co-Packing Plants.





SWI's manufacturers have the following plants across the United States:

- Atlanta, GA
- Pittsfield, MA
- Kentland, IN
- Allentown, PA
- Chippewa Falls, WI
- Las Vegas, NV
- Greenville, TN
- Douglas, GA
- Fort Worth, TX
- Quincy, IL
- Riverside, MO
- Jackson, MS

8.6 Distributors.

StarWalker Distribution has a series of relationships with two (2) national distribution foodservice Co-ops, UniPro and Legacy and our customers include Kohl Wholesale and Sysco.


Sysco
Sysco

8.7 Customers.

SWI has customers across the United States including in the Atlanta Hartsfield-Jackson airport, Omni Hotels, CitiTrends, and Federal Aviation Administration.


Hartsfield-Jackson
Atlanta International Airport


ATL NOW HAS POSITIVITY.
ATL-OWNED Now available at
CNN
OMNI HOTELS & RESORTS


$1.69

8.8 Logistics.

SWI offers truckload (TL) and less than truckload (LTL) from coast to coast in the United States with a series of trusted freight carriers.


STARWALKER INDUSTRIES
100% Returns

8.9 Merchandising.

SWI branded apparel can be purchased through our online store powered by Shopify ecommerce platform at www.PositivityWater.com.


positivity
ALKALINE WATER


positivity
ALKALINE WATER


positivity
ALKALINE WATER
Black Owned
SINCE 2017

8.10 Social Media Influencers.

We have engaged two (2) superstar Instagram influencers, @DJEnvy and @DJKayotik to promote Positivity Alkaline Water®, keeping our brand active among 2,000,000 Instagram followers. Not only do they live, drink and promote the brand, but each has an ownership interest in Positivity Alkaline Water, LLC.





8.10 Management.

SWI believes positive people create positive results, and our positive staff gravitates towards people and businesses that are positive.



David M. Walker, CEO


PositivityWater
POSITIVITY
WATER

Char Ross, CMO



Jada Collins, CLO

9. StarWalker Distribution Growth Strategy.

9.1 Product Development.

SWI plans to increase available bottle sizes (SKU count) and produce a 100% Recyclable 96oz bottled for our purified and spring brands.

9.2 Personnel.

SWI is engaged with several contract personnel dedicated to the company's growth. At present, SWI is looking to hire at least two (2) employees to manage administration of the StarWalker Distribution brands and a salesperson to help expand sales of our Positivity Alkaline Water® and Integrity® brands, including warm leads received through website, existing customers, Co-op relationships, and social media platforms.



Patrick Wilson
Chief Lobbying Officer

9.3 Sales Strategy.

Our sales strategy has been to target the following channels:

- **Government Contracts**
- **Distributors**
- **Retail Grocers**
- **Box Stores**
- **Consumer Pickup and Delivery**


Providing Positivity for Positive People!

9.4 Marketing Strategy.

- **Tradeshows**
- **Emails**
- **Social Media**
- **Text Messaging**
- **Online Advertising**
- **Collateral**
- **Search Engine Optimization (Website)**

9.3 Distribution SWOT Analysis.







Strengths	***Weakness***
Manufacturing Relationships National Logistics On-Time Delivery Customer Service National Distribution Co-Op approved Minority Status Business Attorney CEO Trademarked Brands	Capitalization Brand Awareness Sales Staffing Packaging Sizes Local Residental Deliveries

Opportunities	***Threats***
Government Contracting Urban Retail Markets Airport & Hospitality Concessions Home and Office Delivery 5 Gallon Packaging Size	Plastics Regulations Natural Resource Regulations Growing Private Label Market Expanding Manufacturing Pandemic II (Natural Disasters)


ATLANTA





10.0 StarWalker Systems

10.1 History.

Since StarWalker Industries was founded in 2014, we have been working towards bottling water with integrity. We started by building a distribution network of branded bottled water while we worked with engineers to design a bottled water plant that will not only be efficient, but also have a commitment to recapture recycling.

Now we are offering a low volume bottled water manufacturing plant that will allow communities to bottle their own water using the lowest amount of 100% Recyclable resin. Municipalities and communities will then be able to offer recycling incentives to local residents and increase awareness of the regional initiatives through branded labeling.


25¢ DEPOSIT
RETURN
HERE
StarWalker™
INDUSTRIES
StarWalker™
INDUSTRIES
This is not a rendering of the actual
StarWalker Industries facility.

Every tier-one beverage brand in the world has promised to increase recycled content in their single serve containers, however, all struggle to get a regular supply of 100% Recyclable material. Our solution is to capture and direct the

supply of “clean” 100% Recyclable material in the StarWalker System. Closed loop recycling is a powerful tool to accomplish this goal. Since recycling codes other than PET1 have limited, if any, demand they will not be part of StarWalker System’s sustainability loop.

10.2 Bottled Water Manufacturing.

10.2.1 Production.

All bottled water products — whether from groundwater or public water sources — are produced utilizing a multi-barrier approach.

That multi-barrier approach helps protect everything from source to finished product, including storage, production, and transportation equipment to possible harmful contamination. Many of the steps in a multi-barrier system are effective in safeguarding bottled water from microbiological and other contamination.





Measures in a multi-barrier approach may include one or more of the following: source protection, source monitoring, reverse osmosis, distillation, micro-filtration, carbon filtration, ozonation, and ultraviolet (UV) light.

Bottled water is comprehensively regulated by the U.S. Food and Drug Administration (FDA) as a packaged food product, and it provides a consistently safe and reliable source of drinking water. Tap water is regulated by the U.S. Environmental Protection Agency (EPA). By federal law, the FDA regulations governing the safety and quality of bottled water are as stringent

as the EPA standards for tap water. And, in some very important cases like lead, bottled water regulations are substantially more stringent.

FDA regulations governing bottled water are available at www.accessdata.fda.gov

On a gallon-for-gallon basis, bottled water is tested up to 36 times more frequently than tap water for nearly all the same contaminants.

With regards to daily testing, there are subtle differences between testing at a bottled water plant and a public water system (PWS) treatment plant. Bottled water facilities use water from protected underground sources, such as springs or artesian aquifers, as well as from PWS. Both bottled water and PWS plants typically test more frequently than the minimum number of samples required each month by respective FDA and EPA regulations, often on an hourly basis.

The International Bottled Water Association provides extensive information about bottled water testing (www.bottledwater.org).


STRICTLY
REGULATED, SAFE,
AND RELIABLE
IBWA
International Bottled Water Association

10.2.2 Market.

Domestic, non-sparkling water is the largest and strongest segment of the U.S. bottled water market.

In 2019, bottled water ranked as the largest beverage category by volume in the United States for the fourth consecutive year, following a remarkable, more than decades-long streak of vigorous growth.

Bottled water climbs, sugary drinks decrease, 10 years in a row

Most of bottled water's growth relative to other beverages has come from people switching from carbonated soft drinks and fruit drinks to water (66% since 2006).

Nearly all Americans (91%) want bottled water to be available wherever other drinks are sold, found The Harris Poll.

If bottled water is not available, 74% said they would choose another packaged drink.*

Bottled water is the healthiest and uses the least plastic of all drinks packaged in 100% recyclable PET plastic.**

America's favorite drink ~ bottled water ~ outsold soft drinks for a fourth year in a row in 2019.


U.S. Consumption by Beverage Type 2006 - 2019
Millions of gallons
30,000.00
25,000.00
20,000.00
15,000.00
10,000.00
5,000.00
0.00
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Fruit Beverages
Soft Drinks
Bottled Water
Source: Beverage Marketing Corporation, 2020

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Bottled Water	8,129.53	8,626.45	8,534.31	8,319.50	8,609.67	8,955.37	9,539.30	9,990.24	10,709.39	11,523.62	12,433.63	13,195.10	13,855.70	14,350.40
Soft Drinks	15,022.72	14,634.08	14,186.37	13,869.48	13,746.51	13,502.95	13,257.16	12,828.23	12,703.49	12,507.85	12,406.32	12,246.23	12,172.75	12,065.95
Fruit Beverages	4,007.84	3,810.56	3,690.11	3,606.60	3,559.72	3,439.92	3,297.28	3,234.63	3,144.48	3,111.10	3,123.73	3,000.38	2,935.74	2,861.04

Source: Beverage Marketing Corporation, 2020

* the other drinks were: soda (19%), coffee (9%), sparkling bottled water (7%), tea (7%), juice/fruit drinks (7%), sports drink (6%), flavored or sweetened sparkling or still bottled water (5%), functional water (5%), bottled tea (5%), energy drink (3%), and any other packaged drink (1%).
** PET plastic soda containers use 142% more plastic than bottled water containers (23.9g vs. 9.89g).

According to the Beverage Marketing Corporation (BMC), total bottled water volume grew from 13.8 billion gallons in 2018 to 14.4 billion gallons in 2019, an increase of nearly 4 percent. Apart from a couple of small reductions during the Great Recession years of 2008 and 2009, years when most other beverage categories also contracted due to the financial crisis, bottled water volume has increased every year from 1977 to 2019.


BOTTLED WATER CONSUMPTION MORE THAN DOUBLES IN 15 YEARS
CUTTING TRILLIONS OF CALORIES FROM AMERICAN DIETS
2000
2015
20 MORE GALLONS OF BOTTLED WATER CONSUMED*
15.6 FEWER GALLONS OF OTHER NON-ALCOHOLIC BEVERAGES CONSUMED*
*Per Person/Per Year

The sustained growth in per capita consumption indicates that consumers see bottled water as a healthy alternative to other packaged beverages. In 2019, per capita of bottled water consumption approached 44 gallons in 2019, while average intake of carbonated soft drinks dipped below 37 gallons. Consistent with that data, sales revenues for the U.S. bottled water market in 2019 were $19.4 billion in wholesale dollars, a 5.6% increase over the previous year.

Nearly all bottled water sold in the U.S. is sourced domestically. In fact, imported bottled water accounts for only 1.9% of the U.S. market. The vast majority bottled water companies in the U.S. are small, community-based companies using local water sources and distributing their products within an average radius of 300 miles from bottling facilities (www.bottledwater.org).


Global Bottled Water Market, Market Size, 2013-2021, Value, $ Billion
400
350
300
250
200
150
100
50
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
Source: The Business Research Company

10.3. Closed-Loop Recycling.

What is closed loop recycling? Closed loop recycling is the process by which a product is used, recycled, and then made into a new product — therefore never entering a landfill.


TOMRA
So what can we do?

This type of recycling is very important as it offers the following benefits:

- **Reduces the use of virgin materials, preserving natural resources.**
- **Saves space in landfill for non-recyclables.**
- **Reduces pollution — creating materials from virgin resources is far more labor intensive and therefore produces far more emissions.**
- **Lessens the risk of harm to the environment.**
- **Lessens the risk of harm to wildlife.**

There are funds that invest in closed loop in every stage in the circular economy, for example, Closed Loop Partners (www.closedlooppartners.com).

SWI will invest in a recovery infrastructure to capture plastic waste by optimizing our plastic recovery facilities and using advanced recycling technologies, among others, to capture existing plastic waste.

According to Closed Loop Partners:


CIRCULAR ECONOMY
Circular economy
From Waste to Resources

Demand for recycled content is growing rapidly, with more than 250 brands and retailers in the U.S. committing to increase their use of recycled content in products and packaging. While 90% of plastic waste ends up in a landfill, incinerator, or worse, in our oceans and the environment, the current supply of recycled plastics meets just 6% of demand for the most common plastics in the US and Canada because of technical or market barriers. This highlights the significant gap between where we are and where we need to be.


US Plastics Packaging Material Flow through the Recycling Value Chain
Production
Collection*
Sorting
Manufacturing
Polyethylene Terephthalate (PET) Rigids 29%
High Density Polyethylene (HDPE) Rigids 23%
Polypropylene (PP) Rigids 13%
Polyethylene (PE) Films 32%
Polystyrene (PS) Rigids & EPS 4%
No Recycling Available 6%
Subscription Recycling Uptake 6%
Subscription Recycling No Uptake 13%
Automatic Curbside Recycling 50%
Community Drop-off Only 20%
Bottle Bill Redemption 2%
Retail Store Drop-off 1%
Commercial Direct Bale 3%
*includes consumers choosing to or not to participate in recycling options.
Waste Disposal 82%
New Products
Mixed Paper Mills 3%
Polyethylene Terephthalate (PET) Rigids Reclaimer 8%
High Density Polyethylene (HDPE) Rigids Reclaimer 6%
Carton Mills <1%
Mixed Plastics 3%
Polyethylene (PE) Films Reclaimer 4%
Synthetic Fiber 3%
Film/Sheet 2%
Strapping 1%
Food & Beverage Bottles 1%
Non-Food Bottles 2%
Automotive <1%
Lumber/Decking 2%
Crates, Buckets, Pallets, Garden, Pipe,etc 4%
Injection Molding <1%
This diagram is intended to provide a conceptual visualization of the flow of plastic packaging in the United States. The underlying data is drawn from multiple sources, and when combined has a margin of error and should therefore only be used to indicate general directional flows rather than precise volumes.

10.4 SWI Manufacturing

StarWalker Industries (SWI) has a vision of building a bottled water plant and recycling facility for black communities called a StarWalker System.


PELLET
FINISHED GOODS
PREFORM
RECYCLABLES
BOTTLE
R-PET FLAKE

STARWALKER INDUSTRIES
100% Returns

There is tremendous inefficiency occurring in bottled water production today in large manufacturing plants. Large bottled water plants are drawing water from natural resources or, in most cases, municipal water sources. These plants then use a process called "reverse osmosis" filter and bottle the water – known as purified water. The bottled water is transported in large semi-tractor trailer truckloads across the country to distributors who further transport the bottled water to local stores. Given that “reverse osmosis” bottling can be done anywhere, it is environmentally unsound to ship purified water outside the city in which it is produced.

Furthermore, bottled water manufacturers put a large number of raw materials (plastic) into the commerce stream with little or no strategy in how to recapture their plastic water bottles.

At SWI, our system is different. Our design is to draw from local Atlanta water sources using the same reverse osmosis process and sell the water to the citizens of Atlanta in state-of-the-art, 100% recyclable bottles and incentivize the Atlanta community to return our bottles for money.

Our bottled water will be provided in a proprietary BottleOne 100% recyclable bottle. The bottle is pretty, and we will buy it back to return it to the recycled plastic stream. We incentivize our water drinkers by offering 25¢ to return the BottleOne bottle to our facility where it will be collected with other recycled

plastic for which there is a high demand of clean PET recyclate, but a national shortage.

There is no environmentally sound reason for an Atlanta resident to drink bottled water from Wisconsin or Washington when the same water bottle can be produced locally in Atlanta, GA.

10.4.1 Advanced Manufacturing

SWI has partnered with world-renowned engineers to design a bottled water manufacturing system that uses proprietary engineering techniques to produce three (3) types of water (purified, spring and alkaline) in two types of proprietary bottle sizes (24oz and 96oz (¾ gallon) BottleOne bottles). All bottles will be made from 100% Recyclable plastic.

10.4.1.1 InterTech

Since 2014, SWI has engaged InterTech (https://inter-techltd.com/) engineers to assist in the building of our plant. InterTech specializes in working to optimize line design for space and efficiency. They are involved in every aspect of our production from the moment our preforms arrive until our BottleOne bottles are shipped to their final destination.


COMPLETE
LINE SOLUTIONS
Utility Systems
Resin Systems
Injection Molding
Blow Molding
Empty Container Conveying
Container Quality Assessment
Product Process System
Filling System
Full Container Conveying
Secondary Packaging

InterTech's services include establishing the feasibility of the project, assisting in project authorization paperwork, conceptual and detailed engineering, systems provision, and project oversight with our experienced management team.

InterTech has installed more than 175 pellet-to-pallet production lines in the past 5 years. Together with their affiliate, Process Systems, InterTech has engineered over 1,500 installations worldwide since 1986.


diverse
Clientele
abc
ADMIRAL BEVERAGE CORPORATION
pepsi
bottling ventures
BERRY
PLASTICS
Cargill
Coca-Cola
north america
Consolidated
Container
Company
Refresco
GHIRARDELLI
CHOCOLATE
GRAHAM
PACKAGING
COMPANY
Coca-Cola
BOTTLING Co.
CONSOLIDATED
Hood
PEPSICO

InterTech uses a detailed, proprietary Operational and Financial Feasibility Models to evaluate whether or not it makes sense for customers to begin blowing their own bottles. InterTech has specific expertise in all aspects of utility calculation and performance criterion, working with all major manufacturers globally.

10.4.1.2 BottleOne® Technology

BottleOne™

SWI productions line will include a state-of-the-art blow molding system making a 100% Recyclable bottle with a handle. SWI has a license from BottleOne to manufacture a 96oz 100% recyclable bottle.


Bottle
One™
100% Recyclable
100% Recyclable

The development of BottleOne, a PET bottle with an integrated PET handle, took nearly a decade. Currently, BottleOne has eight US patents which have been issued, and three US patents that are currently pending. Its initial patent "Manufacturing Method and Device for a Container with an Integral Handle" has been approved in 8 countries and has been allowed and pending in over 20 countries.

These bottles are pretty and we want them back!


positivity
ALKALINE WATER
pH 9.5+
ALKALINE WATER WITH
ELECTROLYTES ADDED FOR TASTE
25¢ Deposit
RETURN


MANUFACTURING
A REVOLUTIONARY BLOW MOLDING PROCESS
BottleOne Technology builds on the principles of injection and reheat stretch blow molding to create PET containers of extraordinary strength and durability. Using a preform with an integrated PET handle, BottleOne technology uses established manufacturing platforms to create large capacity handled containers at industry competitive speeds and economics.

10.4.2 Closed-Loop BottleOne Recycling

10.4.2.1 BottleOne PET1

The BottleOne bottle is made from PET1 (recycle code 1), a 100% recyclable plastic. PET1 is the most demanded plastic for recycling.

As part of the initiative to produce 96oz PET1 100% recyclable BottleOne containers, SWI has an opportunity to install a uniquely differentiated and unprecedented sustainability loop for the local community. This loop consists of collection points for BottleOne bottles at the SWI facility. This collection insures we have a supply of “clean” (not from mixed stream curbside) PET1 recyclate for use in BottleOne preforms.


PEOPLE
Tastes Better
Clear Package
Hermetically Sealed
Easier to Use
Increased Strength and Durability
ESSENTIAL
EQUITABLE
PLANET
Self-Supporting & Caseless
Reduced Shipments
Reduced Emissions
Hermetically Sealed
Reduced Unsaleables
Reduced Chemicals
Reduced Transport Pkg.
VIABLE
PROFIT
Higher Retail Value
Lowest Cost Production
Increased Efficiencies
On Demand Manufacturing
Reduced Packaging
Reduced Transport Pkg.
Reduced Unsaleables


PETE


1
PET
will be permanently identified on all BottleOne bottles as well was a 100% Recyclable stamp embossing.

10.4.2.2. Promote 100% Recyclable.


HOW DOES A DEPOSIT RETURN SCHEME WORK?
Deposit return schemes follow a simple four-step process:
1
Consumers buys beverage and pays deposit
2
Consumer enjoys beverage
3
Consumer returns container and receives deposit back
4
Beverage distributors arrange for the collection and ultimate recycling of beverage containers*

StarWalker Industries is changing the way the world thinks about recycling. Our StarWalker System is 10% of the size of regular bottled water plants but uses advanced innovation to produce 32M 96oz water bottles per year (each bottle is 100% Recyclable plastic and BPA free). By offering a cash incentive to return 100% Recyclable plastic bottles, SWI is the first bottled water plant to implement a return process to recapture the 100% Recyclable plastics at the plant for the plastic put in the commerce stream.



10.4.2.3 BottleOne Return

This program is unlike any other and will require promotion to optimize results for SWI and its stakeholders. Upon return of the BottleOne bottle to the SWI facility, the returner will receive 25¢ for each bottle returned.

We at SWI believe that having an incentive return program for our BottleOne bottles will have the following anticipated results:

- A regular, “clean” supply of 100% Recyclable PET1 plastic for our use and/or direction
- A unique touchpoint for sustainability-minded stakeholders of SWI
- Differentiation from competing manufacturers and retailers, some of whom dictate sustainability behavior from their suppliers, but stop short of taking responsibility for their own sustainability
- A StarWalker Systems self-report card for program results
- Less litter and waste in our communities

- Because reverse vending scanners are available at the collection points, participation could be documented, permitting promotion to and recognition of program supporters' contribution

10.4.2.4 Bottle Vending.



SWI plans to pay a 25¢ bottle return on all BottleOne bottles sold. The BottleOne bottle will be returnable to SWI and placed in a vending machine (termed "reverse vending") that will give the BottleOne returner a 25¢ payment for each returned BottleOne bottle.




1:
2:
3:

- Insert your empty containers **into the chute at the front of the reverse vending machine.**
- When you're finished, tap the button **at the front of the machine.**
- Take the receipt that the machine prints out.

10.4.2.5. Collection Process.

The returned BottleOne bottles are valuable "Clean" recycled PET (RPET) that commands a market premium of $.04-$.07 per pound and can be sold to other recycled PET (RPET) companies like rPlanet (https://www.rplanetearth.com/).


r planet earth™
90% of plastic is NOT recycled. Let's change that TOGETHER


OUR VISION
ZERO PLASTIC WASTE
ON OUR PLANET EARTH


90% of plastic
is NOT Recycled.
r planet earth

10.4.2.6. Non-Profit Consortium

We need to start the conversation. Should StarWalker Systems be the only bottled water manufacturer collecting PET1 bottles if we are not the only ones manufacturing them?

TOGETHER, WE'RE
COMMITTED TO GETTING
EVERY BOTTLE BACK



We are making
100%
recyclable plastic bottles.
And we want them back.

The American Beverage Association (ABA) is the trade association that represents America's non-alcoholic beverage industry www.americanbeverage.org. ABA was founded in 1919 as the American Bottlers of Carbonated Beverages and renamed the National Soft Drink Association in 1966. Today the ABA represents hundreds of beverage producers, distributors, franchise companies and support industries.

The ABA has launched a campaign to get every bottled back to American beverage companies that are making 100% recyclable bottles and not end up in oceans, rivers and beaches. Their new initiative speaks to the purpose and direction of our 100% recyclable platform.

10.4.2.7. Manufacturing Advisors

MINORITY BUSINESS DEVELOPMENT AGENCY U.S. DEPARTMENT OF COMMERCE	MBDA Business Center-Atlanta located at Georgia Tech's Enterprise Innovation Institute.
atdc GEORGIA TECH	ATDC (Advanced Technology Development Center) at Georgia Tech.
EY Building a better working world	Ernst & Young LLP Entrepreneurs Access Network.

10.5. Construction.


STARWALKER INDUSTRIES
25¢ DEPOSIT
RETURN
HERE
This is not a rendering of the actual
StarWalker Industries facility.


PALLETIZER
STRETCH WRAPPER
ACCUMULATION CONVEYOR
INSPECTOR

The StarWalker System will be built in Atlanta, Georgia in a 50,000 sq ft facility.

10.5.1 Process.

InterTech will design and build the system which will consist of packaging line including a preform hopper, blow molder, filler, accumulater, bundler/case packager and a palletizer.

InterTech is also an expert on industrial utilities which make the production lines run.

NOTE: Pictures are examples of the process and does not reflect the proprietary process of StarWalker Industries, Inc.


Additive
manufacturing



Water Processing Area - Reverse Osmosis







Water Purification Plant Start-up

Risk / Critical to Success Factors

Area	Risks
Safety	Insufficient personal protective equipment - hardhats, safety shoes, earplugs, safety glasses, etc
	Poor job / work area design - hazardous work environment
	Inadequate emergency response systems / protocols
Quality	Poor control of CCP's (Critical Control Points) - product contamination prevention
	Inaccurate fill weights - **over** (high cost) / **under** (out of compliance)
	Insufficient filtration processes - out of spec for purity
Engineering	Poor production layout / system design
	Inadequate machine capabilities
	Excessive unplanned downtime
Human Resources	Inadequate staffing
	insufficient people management policies / protocols
	Over / under compensation
Environmental	Inadequate material recycling process
	Insufficient waste water / hazmat disposal process
	Insufficient spill / contamination prevention protocols
Supply Chain	Out of spec raw materials - bottles, labels, caps, cases, etc.
	Prohibitive raw material costs
	Unreliable suppliers
Legal	Insufficient building codes
	FDA non-compliance
	Zoning / site location selection non-compliance
Production	Inability to schedule to demand
	Inability to produce accurate quantities
	Insufficient inventory buffers and / or controls

10.5.2 Project Management

InterTech will manage the building of the StarWalker System, including, but not limited to the following:

1. Financial Feasibility Analysis
2. Budget Establishment
3. Bottle Development Assistance
4. Site Review with Conceptual Equipment Layout
5. Structural Engineering
    5.1. Drain Locations:
    5.2. Equipment Foundations and Housekeeping Pads:
    5.3. Cooling Tower Structural Steel:
    5.4. Compressor Maintenance Crane Structural Steel:
    5.5. Pipe Supports:
6. Electrical Engineering
7. Mechanical Engineering
8. Process Engineering
9. Contractor Bid Process
10. Full Time On-Site Installation Supervision
11. Factory Acceptance Test (FAT) Support
12. Commissioning of the New Systems

10.6 Marketing Strategy


ONE
ATLANTA

Metro Atlanta could support 5 different StarWalker Systems. Assuming each household consumes 2 bottle per day on average, then SWI serves a community of 40,000 households. In most urban areas, that is a 5-mile radius of people that will buy, drink, and recycle bottled water. The first planned locations could be located near Hartsfield-Jackson International Airport in Atlanta, Georgia or the Bellwood Quarry in Atlanta. The marketing strategy for our BottleOne will consist of local advertising, promoting our recycling return program, and listing our low product cost savings to local communities. SWI also intends to offer private label co-packing for businesses interested in marketing their business on BottleOne® bottles.

10.7 Manufacturing Management Team.

Each SWI plant will have 20-25 employees, including 8 indirect staff members, and 16 hourly workers. The average pay of hourly workers will be $25 per hour.



Chief Executive Officer
David M. Walker
Chief Engineer
Gregory Kershner
Chief Marketing Officer
Char Ross
Chief Logistics Officer
Jada Collins
Operations Manager
Logistics Supervisor
Plant Manager
Accounting Manager
Production Supervisor
Warehouse Supervisor
Hourly Direct
Hourly Direct

10.8 Target Customers.

SWI will target municipalities for local private label marketing initiatives. There is also cost saving value in local hotels, restaurants and distributors sourcing locally manufactured purified water.



"Give Me More Value"
4. PURCHASE
"Reward Me"
"Undestand my Needs"
8. - 1. RECOMMEND
"Represent Me"
7. MAINTAIN
"Make it Easy"
3. SELECT
"Earn My Trust"
ENGAGE
Market & Sell
Target
Audience

Positivity
Customer
NURTURE
Support & Serve
"Be Relevant"
"Know My
History"
2. RESEARCH
6. USE
"Be Transparent"
"Be Consistent"
"Help Me"
1. NEED
5. RECEIVE

Due to recent inclement weather in Texas, plants from other states have been sending bottled water to Texas. In fact, SWI responsive customer service and logistics team quickly arranged delivery of 9 truckloads in a time of need to San Antonio, Texas. Here is a link to an article dated February 21, 2021, relating to bottled water plant in North Carolina sending water to Texas:

https://wlos.com/news/local/local-bottling-plant-to-send-nearly-74000-bottles-of-water-to-houston-texas-midst-of-clean-water-crisis

If Atlanta had its own bottled water plant, then SWI could supply our Atlanta citizens with bottled water in emergencies.

10.9 SWOT Analysis

Strengths	***Weakness***
Engineering Manufacturing Equipment Exclusive License for Proprietary Bottle Incentivized Recycling Initiative Local Distribution Wholesaler prices Minority Ownership Local Strategic Partners	First Time Concept Limited Production Capacity Capitalization Brand Awareness Plastic Production
Opportunities	***Threats***
PET1 Recycling Awareness Local Government Marketing Initiatives Manufacturing Training Local Water Source Bottling	Large plants undercutting pricing Inventory Backlog Waste Collection Price of Preforms Increase Other Materials (Paper, Aluminum, Glass) Bottled Water Regulations Public Backlash to Plastic

III. How much money does StarWalker Industries need?

11. Funding Needed.

StarWalker Industries is raising up to $4.6M to build a bottled water plant in Atlanta, GA, that will produce 32 Million 3 Liter (3L) water bottles a year at a total cost of $0.70 per bottle. The water bottles will be sold for $1.50 per bottle including a 25¢ bottle return. ***Raising up to $1.07M on Wefunder**





The use of proceeds for the $4.6M is as follows:

- StarWalker System: $3.75M for down payment, closing costs, equipment, and working capital to acquire, build and open the bottled water plant in Atlanta, Georgia over a 9-month period.

- StarWalker Distribution: $500,000 to capitalize the growth of StarWalker Distribution over the next 12 months; and

- Equity Crowdfunding Fees: $350,000 for crowdfunding fees paid to advisors and equity crowdfunding platform hosts (including 7.5% to Wefunder.com).

12. Use of Funds. The amount needed to fund the equity portion of the StarWalker System and working capital is $3.75M. The amount needed to fund the working capital for StarWalker Distribution is $500,000. The total amount needed to pay for the StarWalker System, capitalize StarWalker Distribution and pay the appropriate Equity Crowdfunding fees is $4.6M.

12.1 StarWalker Systems.

This is the amount necessary to build a bottled-water production facility in Atlanta, Georgia. The amounts provided in the chart below were provided by professionals who regularly operate in the manufacturing space.

StarWalker Systems Facility	Cost
Manufacturing Equipment	$9,471,000
Land and Building	$1,700,000
Building Improvement / Construction	$1,300,000
Working Capital	$650,000
Financing Closing Fees	$333,000
Engineering	$192,800
TOTAL	$13,646,800

12.1.1 Equity for SBA Financing.

The StarWalker System will cost $13,646,800, eighty percent (80%) of which will be financed through bank mortgage and an SBA 504 loan, and the remaining twenty percent (20%) will be raised through equity crowdfunding. The equity portion and ineligible costs are estimated to be $3.75M.

12.2 StarWalker Distribution.

StarWalker Industries requires $500,000 to grow the distribution division of the company.

12.2.1 Working Capital.

Working capital amount of $500,000 is allocated for the following expenses, which increase our growth strategy:

StarWalker Distribution	Annual Costs
Auto Expense/fuel	$2,500
Bank Fees	$600
Dues and Subscriptions	$7,000
Insurance	$3,000
Legal (outside)	$10,000
Licenses and Taxes	$500
Marketing and Advertising	$22,500
Meals and Entertainment	$4,000
Trade Shows	$12,000
Office Supplies/Expense	$15,000
Staff - Administrator	$ 48,000
Staff – Sales Manager	$75,000
Public Relations	$36,000
Postage and Delivery	$1,200
Professional Fees-Accounting	$6,000
Professional Fees-Consulting	$71,000
Rent	$30,000
Telecommunications Expense	$6,000
Accounts Receivable Factoring	$16,800
Internet Expense	$2,000
Website	$3,500

12.3 Fees.

There are fees charged by advisors and the equity crowdfunding platform.

12.4 Equity Crowdfunding.



Equity crowdfunding fundamentally changes a business' relationship with its customers. Instead of having two different groups: those who invest in a business and those that patronize a business, now there is an opportunity to have a harmonized group of owners and customers.

SWI is looking use equity crowdfunding to transform our customers into owners that benefit from our business success. So, instead of simply participating in our business as a Positivity Alkaline Water® customer, one can have a direct financial incentive to increase our customer base and refer other investors. This result is something more than an engaged customer; it's a loyal business owner.

14. Offering Summary

Offering Summary

I. What does StarWalker Industries do?

StarWalker Industries (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.

II. Why has StarWalker Industries been successful in the bottled water business?

StarWalker Industries is owned by a black business attorney and engineer who leads a team of positive people that brands bottled water and sells it by the truckload. SWI desires to expand its brands by building a closed-loop bottled water plant that collects its 100% Recyclable plastic bottles.

III. How much money does StarWalker Industries need?

StarWalker Industries is raising up to $4.6M to build a bottled water plant in Atlanta, GA, that will blow and fill 32 Million 3 Liter (3L) water bottles per year at a total cost of $0.70 per bottle. The water bottles will be sold for $1.50 per bottle including a 25¢ bottle return. ***Raising up to $1.07M through Wefunder**